UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Convio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21257W 105

(CUSIP Number)

SCOTT IRWIN

EL DORADO VENTURES

2440 SAND HILL ROAD, SUITE 200

MENLO PARK, CA 94025

TELEPHONE: (650) 854-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on December 31, 2010 as described in Item 3 below.

CUSIP No. 21257W 105		13D

1.	Name of Reporting Persons El Dorado Ventures VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13D is filed by El Dorado Ventures VI, L.P. (“EDV VI”), El Dorado Technology ’01, L.P. (“EDV ‘01”), El Dorado Venture Partners VI, LLC (“EDV VI GP” together with EDV VI and EDV ’01, collectively, the “EDV Entities”) and Charles Beeler (“Beeler”), M. Scott Irwin (“Irwin”) and Thomas H. Peterson (“Peterson” together with Beeler, Irwin and the EDV Entities, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Consists of (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01.  EDV VI GP serves as the general partner of EDV VI and EDV ’01.  Beeler, Irwin and Petersen are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based on 17,819,257 shares of the Issuer’s common stock outstanding (as of February 28, 2011), as set forth in the Issuer’s Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on March 11, 2011.

CUSIP No. 21257W 105		13D

1.	Name of Reporting Persons El Dorado Technology ‘01, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Consists of (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01.  EDV VI GP serves as the general partner of EDV VI and EDV ’01.  Beeler, Irwin and Petersen are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based on 17,819,257 shares of the Issuer’s common stock outstanding (as of February 28, 2011), as set forth in the Issuer’s Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on March 11, 2011.

CUSIP No. 21257W 105		13D

1.	Name of Reporting Persons El Dorado Venture Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Consists of (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01.  EDV VI GP serves as the general partner of EDV VI and EDV ’01.  Beeler, Irwin and Petersen are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based on 17,819,257 shares of the Issuer’s common stock outstanding (as of February 28, 2011), as set forth in the Issuer’s Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on March 11, 2011.

CUSIP No. 21257W 105		13D

1.	Name of Reporting Persons M. Scott Irwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Includes (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01.  EDV VI GP serves as the general partner of EDV VI and EDV ’01.  Beeler, Irwin and Petersen are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based on 17,819,257 shares of the Issuer’s common stock outstanding (as of February 28, 2011), as set forth in the Issuer’s Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on March 11, 2011.

CUSIP No. 21257W 105		13D

1.	Name of Reporting Persons Thomas H. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

((2)  Includes (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01.  EDV VI GP serves as the general partner of EDV VI and EDV ’01.  Beeler, Irwin and Petersen are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based on 17,819,257 shares of the Issuer’s common stock outstanding (as of February 28, 2011), as set forth in the Issuer’s Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on March 11, 2011.

Item 1.	Security and Issuer

(a)  This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of Convio, Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 11501 Domain Drive, Suite 200, Austin, Texas 78758.

Item 2.	Identity and Background

(a)  The persons and entities filing this statement are El Dorado Ventures VI, L.P. (“EDV VI”), El Dorado Technology ’01, L.P. (“EDV ‘01”), El Dorado Venture Partners VI, LLC (“EDV VI GP”, together with EDV VI and EDV ’01, collectively, the “EDV Entities”) and Charles Beeler (“Beeler”), M. Scott Irwin (“Irwin”) and Thomas H. Peterson (“Peterson”, together with Beeler, Irwin and the EDV Entities, the “Reporting Persons”).

(b)  The address of the principal place of business of each of the Reporting Persons is 2440 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(c)  The principal business of each of the Reporting Persons is the venture capital investment business.

(d)  During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Listed Persons are United States citizens and each of the El Dorado Entities is a Delaware limited partnership or limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling EDV VI GP (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 17, 2004, EDV ’01 purchased 159,558 share of GetActive Series C Preferred Stock (“GetActive Series C”) for an aggregate purchase price of $114,881.76.  EDV ’01 received the funds used to purchase the GetActive Series C from capital contributions made to EDV ’01 by its partners for investment purposes.

On July 31, 2006 and August 31, 2006, EDV ’01 acquired a total of 28,616 shares of GetActive Series D Preferred Stock (“GetActive Series D”) in connection with the conversions of its convertible promissory notes in an amount of $28,076.93.   EDV ’01 received the funds used to acquire the convertible promissory notes in order to purchase the GetActive Series D from capital contributions made to EDV ’01 by its partners for investment purposes.

On April 10, 2007, EDV ’01 purchased 36,878 shares of Issuers Series C Preferred Stock (“Series C Shares”) for an aggregate purchase price of $115,428.14.   EDV ’01 received the funds used to purchase the Series C Shares from capital contributions made to EDV ’01 by its partners for investment purposes.

On September 17, 2004, EDV VI purchased 5,231,418 share of GetActive Series C Preferred Stock (“GetActive Series C”) for an aggregate purchase price of $3,766,620.96.  EDV VI received the funds used to purchase the GetActive Series C from capital contributions made to EDV VI by its partners for investment purposes.

On July 31, 2006 and August 31, 2006, EDV VI acquired a total of 938,275 shares of GetActive Series D Preferred Stock (“GetActive Series D”) in connection with the conversions of its convertible promissory notes in an amount of $920,566.45.   EDV VI received the funds used to acquire the convertible promissory notes in order to purchase the GetActive Series D from capital contributions made to EDV VI by its partners for investment purposes.

On April 10, 2007, EDV VI purchased 1,209,128 shares of Issuers Series C Preferred Stock (“Series C Shares”) for an aggregate purchase price of $3,784,570.64.   EDV VI received the funds used to purchase the Series C Shares from capital contributions made to EDV VI by its partners for investment purposes.

Pursuant to the terms of that certain Merger Agreement dated as of February 16, 2007 (the “Merger Agreement”), GetActive Series C and Series D Preferred converted to a combination of Convio Series B Preferred based on a 0.2737177 conversion factor and Convio Series Q Common based on a 0.0478045 conversion factor.

Immediately following the merger, EDV ’01 owned (i) 51,506 shares of the Issuers Series B Preferred; (ii) 36,878 shares of the Issuers Series C Preferred; and (iii) 8,995 shares of the Issuers Series Q Common.

Immediately following the merger, EDV VI owned (i) 1,688,754 shares of the Issuers Series B Preferred; (ii) 1,209,128 shares of the Issuers Series C Preferred; and (iii) 294,939 shares of the Issuers Series Q Common.

Effective April 22, 2010 the Issuers Board and Stockholders approved and effected a 0.352:1 reverse split for all share classes.  At the time of the IPO, all outstanding classes of common and preferred were converted 1:1 into a single class of common and, as a result, EDV ’01 owned 34,277 shares and EDV VI owned 1,123,872 shares.

On April 29, 2010, the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission (the “SEC”) in connection with its initial public offering of its Common Stock was declared effective by the SEC.  The closing of the offering took place on April 29, 2010, and at such closing EDV VI purchased 330,000 shares (the “Shares”) of Common Stock at the initial public offering price of $9.00 per share, for a total purchase price of $2,970,000.00.

The funds used by the EDV Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the EDV Entities.

Item 4.	Purpose of Transaction

EDV VI agreed to purchase the Shares for investment purposes with the aim of increasing the value of its investments and the Issuer.

Irwin is a member of the Board of Directors of the Issuer and also serves as Manager of EDV VI GP, which serves as the general partner of EDV VI and EDV ’01.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

EDV VI	1,453,872	0	1,488,149	0	1,488,149	1,488,149	8.4%

EDV ‘01	34,277	0	1,488,149	0	1,488,149	1,488,149	8.4%

EDV VI GP	0	0	1,488,149	0	1,488,149	1,488,149	8.4%

Beeler	0	0	1,488,149	0	1,488,149	1,488,149	8.4%

Irwin	0	0	1,488,149	0	1,488,149	1,488,149	8.4%

Petersen	0	0	1,488,149	0	1,488,149	1,488,149	8.4%

(1)  Beeler, Irwin and Petersen are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ‘01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ‘01, except to the extent of their pecuniary interests therein.

(2)  This percentage is calculated based on 17,819,257 shares of the Issuer’s common stock outstanding (as of February 28, 2011), as set forth in the Issuer’s Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on March 11, 2011.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Fifth Amended and Restated Investor Rights Agreement

The EDV Entities and other stockholders (collectively, the “Holders”) of the Issuer have entered into a Fifth Amended and Restated Investor Rights Agreement dated April 10, 2007 (the “Investor Rights Agreement”) with the Issuer.  Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

If at any time after the earlier of (i) three (3) years after April 10, 2007, or (ii) one hundred eighty (180) days following the closing date of the first registration statement filed by the Company covering an underwritten offering of any of its securities to the general public, the Company shall receive from any Holder or group of Holders holding at least sixty-six and two-thirds percent (66 2/3%) in interest of the Registrable Securities a written request that the Company effect any registration with respect to Registrable Securities having an aggregate offering price of not less than $5,000,000, the Company will use its reasonable best efforts to effect as soon as practicable the registration under the Securities Act of all Registrable Securities which the Initiating Holders request to be registered, together with any Registrable Securities of any Holder who elects to include its shares in such registration.

If the Issuer furnishes to the Initiating Holders a certificate signed by the President of the Issuer stating that in the good faith judgment of the Issuer’s board of directors, it would be seriously detrimental to the Issuer and its stockholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Issuer shall have the right to defer such filing for a period of not more than 90 days after receipt of the request of the Initiating Holders; provided, however, that the Issuer may not utilize this right more than once in any 12-month period.

The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration after the Issuer has effected two demand registrations and such registrations have been declared or ordered effective and the securities offered pursuant to such registrations have been sold.

The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration during the period starting with the date 60 days prior to the Issuer’s good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of, a registration statement pursuant to which the Holders are entitled to piggyback registration rights (as described below).

Piggyback Registration Rights

If the Issuer proposes to register under the Securities Act any of its securities for sale by a security holder (other than (i) pursuant to a registration in connection with an employee benefit or stock ownership plan, (ii) pursuant to Sections 5 or 9, or (iii) a registration relating solely to a Rule 145 transaction) and the registration form to be used may be used for the registration of Registrable Securities, the Company will give prompt written notice to all Holders of its intention to effect such a registration.  The Company will include in such registration all shares of Registrable Securities which holders of Registrable Securities request the Company to include in such registration by written notice given to the Company within twenty (20) days after receipt of the above-described notice from the Company.

Form S-3 Registration Rights

If the Issuer shall receive from any Holder a written request that the Company file a registration statement on Form S-3 (or any successors thereto) with aggregate proceeds of at least $500,000 (a “Follow-On Registration”) for a public offering of shares of Registrable Securities and the Company is entitled to use Form S-3 to register securities for such an offering, the Company shall use its best efforts to effect such registration (including, without limitation, filing post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act).  The Company will promptly give written notice of the request for the proposed registration to all other Holders and include all Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within thirty (30) days after receipt of such written notice from the Company.  The written request of a Holder may specify that all or part of such Holder’s Registrable Securities will be included in such registration. Notwithstanding the foregoing, the Company shall not be obligated to effect any such registration, qualification or compliance.

Notwithstanding the foregoing, the Issuer shall not be obligated to effect any such Form S-3 registration:

•      if the Company shall furnish to the Holders initiating the registration on Form S-3 a certificate signed by the President of the Company stating that, in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such Form S-3 registration statement to be filed and it is therefore essential to defer such filing; in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Holders initiating the registration on Form S-3 under this Section 9, provided, however, that the Company may not utilize this right more than once in any twelve-month period; or

•      if the Company has, within any 90-day period already effected one (1) registration or within the twelve (12) month period preceding the date of such request already effected two (2) registrations on Form S-3 for Holders pursuant to this Section 9;

•      if the Company has effected two (2) such registrations pursuant to this Section 9; or

•      in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to such service in such jurisdiction and except as may be required by the Securities Act.

Except as otherwise set forth above, the Holders shall be entitled to request an unlimited number of registrations on Form S-3.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor Rights Agreement.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

No Holder shall be entitled to exercise any registration rights after the earlier of such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder’s shares during a three-month period without registration, without reference to the unlimited resale provisions of Rule 144.

Right of First Offer

Subject to certain exceptions (as set for the below), each time the Issuer proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of its capital stock (“ROFR Shares”), the Issuer shall first make an offering of such ROFR Shares to each Holder (the “ROFR”).  A Holder who chooses to exercise the right of first offer may designate as purchasers under such right itself or its partners, members or affiliates in such proportions as it deems appropriate.

The following offerings of securities are excluded from the ROFR and securities proposed to be issued in such transactions are not considered ROFR Shares:

•      shares or options to purchase shares issued or granted to officers, directors or employees of, or consultants or advisors to, the Company or its subsidiaries pursuant to the Company’s 1999 Stock Option/Stock Issuance Plan;

•      shares issued in connection with a bona fide business acquisition of or by the Corporation that is approved by the Board of Directors, whether by merger, consolidation, sale of substantially all of the assets, sale or exchange of stock, license, or otherwise;

•      shares issued upon conversion of shares of the Preferred Stock or Common Stock;

•      shares issued as a dividend or other distribution on the Preferred Stock;

•      shares issued in connection with a firm commitment underwritten public offering;

•      shares issued upon exercise of warrants or other securities or rights currently outstanding or issued after the date hereof pursuant to equipment lease financing transactions, bank financing transactions, or in connection with establishing corporate partnering, strategic alliances or other such business relationships, in each case approved by the Board of Directors, and for which the principal purpose is not to raise equity funding; and

•      shares issued in a transaction described in Article IV.B, Section 3(e) of the Company’s Sixth Amended and Restated Certificate of Incorporation, as amended.

In addition to the foregoing, the ROFR shall not be applicable with respect to any Holder and any subsequent securities issuance, if (i) at the time of such subsequent securities issuance, the Holder is not an “accredited investor,” as that term is then defined in Rule 501(a) under the Securities Act, and (ii) such subsequent securities issuance is otherwise being offered only to accredited investors.

Lock-up Agreement

The EDV Entities and Beeler, Irwin and Petersen, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, have agreed that, subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Issuer for a period of 180 days after January 17, 2010 (such period, the “Lock-up Period”).

The foregoing description of the terms of the Investor Rights Agreement, the Registration Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement, Registration Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the EDV Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A.            Fifth Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of April 10, 2007 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-164491), filed with the SEC on January 25, 2010).

B.            EDV VI Form of Lock-up Agreement.

C             EDV ’01 Form of Lock-up Agreement.

D.            Registration Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of April 20, 2010 (incorporated by reference to the Issuer’s Report of 8-A12B (SEC File No. 001-34707), filed with the SEC on April 20, 2010).

E.             Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 16, 2011

EL DORADO VENTURES VI, L.P.
By its General Partner, El Dorado Venture Partners VI, LLC

By:	/s/ M. Scott Irwin
Manager

EL DORADO TECHNOLOGY ’01, L.P.
By its General Partner, El Dorado Venture Partners VI, LLC

By:	/s/ M. Scott Irwin
Manager

EL DORADO VENTURE PARTNERS VI, LLC

By:	/s/ M. Scott Irwin
Manager

/s/ Charles Beeler
Charles Beeler

/s/ M. Scott Irwin
M. Scott Irwin

/s/ Thomas H. Petersen
Thomas H. Petersen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Managers:

Charles Beeler

c/o El Dorado Ventures

2440 Sand Hill Road, Suite 200

Menlo Park, California  94025

Principal Occupation:

Manager of EDV VI GP, which serves as the general partner of EDV VI and EDV ‘01

Citizenship:

United States of America

M. Scott Irwin

c/o El Dorado Ventures

2440 Sand Hill Road, Suite 200

Menlo Park, California  94025

Principal Occupation:

Manager of EDV VI GP, which serves as the general partner of EDV VI and EDV ‘01

Citizenship:

United States of America

Thomas H. Peterson

c/o El Dorado Ventures

2440 Sand Hill Road, Suite 200

Menlo Park, California  94025

Principal Occupation:

Manager of EDV VI GP, which serves as the general partner of EDV VI and EDV ‘01

Citizenship:

United States of America

EXHIBIT INDEX

A.            Fifth Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of April 10, 2007 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-164491), filed with the SEC on January 25, 2010).

B.            EDV VI Form of Lock-up Agreement.

C             EDV ’01 Form of Lock-up Agreement.

D.            Registration Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of April 20, 2010 (incorporated by reference to the Issuer’s Report of 8-A12B (SEC File No. 001-34707), filed with the SEC on April 20, 2010).

E.             Agreement regarding filing of joint Schedule 13D.

Exhibit B

Convio, Inc.
Lock-Up Agreement

January 17, 2010

Thomas Weisel Partners LLC

Piper Jaffray & Co.

William Blair & Company L.L.C.

JMP Securities LLC

Pacific Crest Securities LLC

c/o Thomas Weisel Partners LLC

One Montgomery Street, Suite 3700

San Francisco, CA 94104

Re:          Convio, Inc. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with Convio, Inc., a Delaware corporation (the “Company”), and certain selling stockholders of the Company, providing for a public offering of the Common Stock, par value $0.001, of the Company (the “Shares”) pursuant to a registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Shares, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge (except a pledge for the benefit of the Company pursuant to an agreement entered or to be entered into between the Company and the undersigned), grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company (other than the sale by the undersigned of shares of Common Stock of the Company as contemplated by the prospectus included in the Registration Statement), whether now owned or hereafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”).  The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned.  Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 180 days after the public offering date set forth on the final prospectus used to sell the Shares (the “Public Offering Date”) pursuant to the Underwriting Agreement; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 15-day period following the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Thomas Weisel Partners LLC and Piper Jaffray & Co. each waive, in writing, such extension.

The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period pursuant to the previous paragraph to the undersigned (in accordance with Section 14 of the Underwriting Agreement) and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.  The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, the undersigned will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to the previous paragraph) has expired.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iii) by will or under the laws of descent, (iv) in dispositions of the Common Stock, options, restricted stock or other awards of the Company to a spouse, former spouse, child or other dependent pursuant to a domestic relations order or settlement agreement, (v) if the undersigned is a trust, to any beneficiary of the undersigned or to the estate of any such beneficiary, (vi) if the undersigned is a corporation, limited liability company or partnership, to any affiliate (within the meaning set forth in Rule 405 as promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), (vii) if the undersigned is a partnership or limited liability company, to the partners, former partners, members or former members of the undersigned, as applicable, or to the estates of any such partners, former partners, members or former members, (viii) to the extent involving transactions of shares of the Common Stock or other securities acquired in open market transactions after the Public Offering Date, or (ix) with the prior written consent of Thomas Weisel Partners LLC and Piper Jaffray & Co. on behalf of the Underwriters; provided, however, that in any of (i) through (vii) above, but not (viii) and (ix), it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Lock-Up Agreement and there shall be no further transfer of such capital stock except in accordance with this Lock-Up Agreement, and provided further that any such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing made after the expiration of the Lock-Up Period (as may have been extended)).  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

In addition, notwithstanding the above, the undersigned may enter into a written trading plan designed to comply with Rule 10b5-1(c) of the Exchange Act; provided, however, that no sales or other dispositions may occur under such plans during the Lock-Up Period (as may have been extended) and there shall be no public disclosure of such plans during the Lock-Up Period in any filing under the Securities Act or Exchange Act.  The undersigned now has, and, except as contemplated by clauses (i) through (ix) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares (now owned or hereafter acquired directly by the undersigned), free and clear of all liens, encumbrances, and claims whatsoever (other than liens, encumbrances, or claims that exist pursuant to agreements to which the Company is a party as described in the Registration Statement or which would not affect the ability of the undersigned to comply with its obligations hereunder).  The undersigned agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

If prior to the expiration of the initial Lock-Up Period (as such may have been extended pursuant to the terms hereof), (i) the Company provides the undersigned with notice of an intent to file within 30 days a registration statement for the underwritten public offering of Common Stock of the Company, (ii) provides the undersigned with an opportunity to register at least 15% of the Undersigned’s Shares in accordance with, and subject to the limitations of Section 6 of that certain Fifth Amended and Restated Investor’s Rights Agreement, dated April 10, 2007, by and among the Company and certain stockholders, and (iii) the filing of the subsequent registration statement occurs within 30 days of such notice, then the initial Lock-Up Period shall automatically be extended until the date that is 90 days after the date set forth on the final prospectus used to sell the shares of Common Stock in such subsequent offering; provided, however, that if (1) during the last 17 days of the such extended Lock-Up Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the extended Lock-Up Period, the Company announces that it will release earnings results during the 15-day period following the last day of the extended Lock-Up Period, then in each case the Lock-Up Period will be automatically be further extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Thomas Weisel Partners LLC and Piper Jaffray & Co. each waive, in writing, such extension.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering.  The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.  This Lock-Up Agreement shall lapse and become null and void (i) upon written notice from the Company to Thomas Weisel Partners LLC and Piper Jaffray & Co. that the Company does not intend to proceed with the public offering or wishes to terminate the engagement of Thomas Weisel Partners LLC and Piper Jaffray & Co. as Underwriters of the public offering, (ii) if the Underwriting Agreement is not executed by the parties thereto prior to June 30, 2010 or (iii) the Public Offering Date shall not have occurred on or before June 30, 2010; provided that in the cases of (ii) and (iii), the Company may, by written notice to you prior to June 30, 2010, extend such date to September 30, 2010.

[Signature Page Follows]

Very truly yours,

EL DORADO VENTURES VI, L.P.

By:
Name:
Title:

Exhibit C

Convio, Inc.
Lock-Up Agreement

January 17, 2010

Thomas Weisel Partners LLC

Piper Jaffray & Co.

William Blair & Company L.L.C.

JMP Securities LLC

Pacific Crest Securities LLC

c/o Thomas Weisel Partners LLC

One Montgomery Street, Suite 3700

San Francisco, CA 94104

Re:          Convio, Inc. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with Convio, Inc., a Delaware corporation (the “Company”), and certain selling stockholders of the Company, providing for a public offering of the Common Stock, par value $0.001, of the Company (the “Shares”) pursuant to a registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Shares, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge (except a pledge for the benefit of the Company pursuant to an agreement entered or to be entered into between the Company and the undersigned), grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company (other than the sale by the undersigned of shares of Common Stock of the Company as contemplated by the prospectus included in the Registration Statement), whether now owned or hereafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”).  The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned.  Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 180 days after the public offering date set forth on the final prospectus used to sell the Shares (the “Public Offering Date”) pursuant to the Underwriting Agreement; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 15-day period following the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Thomas Weisel Partners LLC and Piper Jaffray & Co. each waive, in writing, such extension.

The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period pursuant to the previous paragraph to the undersigned (in accordance with Section 14 of the Underwriting Agreement) and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.  The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, the undersigned will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to the previous paragraph) has expired.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iii) by will or under the laws of descent, (iv) in dispositions of the Common Stock, options, restricted stock or other awards of the Company to a spouse, former spouse, child or other dependent pursuant to a domestic relations order or settlement agreement, (v) if the undersigned is a trust, to any beneficiary of the undersigned or to the estate of any such beneficiary, (vi) if the undersigned is a corporation, limited liability company or partnership, to any affiliate (within the meaning set forth in Rule 405 as promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), (vii) if the undersigned is a partnership or limited liability company, to the partners, former partners, members or former members of the undersigned, as applicable, or to the estates of any such partners, former partners, members or former members, (viii) to the extent involving transactions of shares of the Common Stock or other securities acquired in open market transactions after the Public Offering Date, or (ix) with the prior written consent of Thomas Weisel Partners LLC and Piper Jaffray & Co. on behalf of the Underwriters; provided, however, that in any of (i) through (vii) above, but not (viii) and (ix), it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Lock-Up Agreement and there shall be no further transfer of such capital stock except in accordance with this Lock-Up Agreement, and provided further that any such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing made after the expiration of the Lock-Up Period (as may have been extended)).  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

In addition, notwithstanding the above, the undersigned may enter into a written trading plan designed to comply with Rule 10b5-1(c) of the Exchange Act; provided, however, that no sales or other dispositions may occur under such plans during the Lock-Up Period (as may have been extended) and there shall be no public disclosure of such plans during the Lock-Up Period in any filing under the Securities Act or Exchange Act.  The undersigned now has, and, except as contemplated by clauses (i) through (ix) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares (now owned or hereafter acquired directly by the undersigned), free and clear of all liens, encumbrances, and claims whatsoever (other than liens, encumbrances, or claims that exist pursuant to agreements to which the Company is a party as described in the Registration Statement or which would not affect the ability of the undersigned to comply with its obligations hereunder).  The undersigned agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

If prior to the expiration of the initial Lock-Up Period (as such may have been extended pursuant to the terms hereof), (i) the Company provides the undersigned with notice of an intent to file within 30 days a registration statement for the underwritten public offering of Common Stock of the Company, (ii) provides the undersigned with an opportunity to register at least 15% of the Undersigned’s Shares in accordance with, and subject to the limitations of Section 6 of that certain Fifth Amended and Restated Investor’s Rights Agreement, dated April 10, 2007, by and among the Company and certain stockholders, and (iii) the filing of the subsequent registration statement occurs within 30 days of such notice, then the initial Lock-Up Period shall automatically be extended until the date that is 90 days after the date set forth on the final prospectus used to sell the shares of Common Stock in such subsequent offering; provided, however, that if (1) during the last 17 days of the such extended Lock-Up Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the extended Lock-Up Period, the Company announces that it will release earnings results during the 15-day period following the last day of the extended Lock-Up Period, then in each case the Lock-Up Period will be automatically be further extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Thomas Weisel Partners LLC and Piper Jaffray & Co. each waive, in writing, such extension.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering.  The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.  This Lock-Up Agreement shall lapse and become null and void (i) upon written notice from the Company to Thomas Weisel Partners LLC and Piper Jaffray & Co. that the Company does not intend to proceed with the public offering or wishes to terminate the engagement of Thomas Weisel Partners LLC and Piper Jaffray & Co. as Underwriters of the public offering, (ii) if the Underwriting Agreement is not executed by the parties thereto prior to June 30, 2010 or (iii) the Public Offering Date shall not have occurred on or before June 30, 2010; provided that in the cases of (ii) and (iii), the Company may, by written notice to you prior to June 30, 2010, extend such date to September 30, 2010.

[Signature Page Follows]

Very truly yours,

EL DORADO TECHNOLOGY ’01, L.P.

By:
Name:
Title:

Exhibit E

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Convio, Inc. is filed on behalf of each of the undersigned.

Date:	March 16, 2011

EL DORADO VENTURES VI, L.P.
By its General Partner, El Dorado Venture Partners VI, LLC

By:	/s/ M. Scott Irwin
Manager

EL DORADO TECHNOLOGY ’01, L.P.
By its General Partner, El Dorado Venture Partners VI, LLC

By:	/s/ M. Scott Irwin
Manager

EL DORADO VENTURE PARTNERS VI, LLC

By:	/s/ M. Scott Irwin
Manager

/s/ Charles Beeler
Charles Beeler

/s/ M. Scott Irwin
M. Scott Irwin

/s/ Thomas H. Petersen
Thomas H. Petersen